UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-39446

CureVac N.V.

(Exact Name of Registrant as Specified in Its Charter)

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

On May 20, 2025, CureVac N.V. (the “Company”) issued a press release announcing the Company’s financial results for the first quarter of 2025 and provided a business update.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUREVAC N.V.

By:	/s/ Axel Sven Malkomes	By:	/s/Alexander Zehnder
	Chief Financial Officer		Chief Executive Officer

Date: May 20, 2025

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	CureVac N.V. Press Release dated May 20, 2025.